Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Avimesa Corporation
3725 Mission Blvd.
San Diego, CA 92109
https://www.avimesa.com/

Up to $1,069,995.36 in Preferred Stock at $18.76
Minimum Target Amount: $9,999.08

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Avimesa Corporation
Address: 3725 Mission Blvd., San Diego, CA 92109
State of Incorporation: CA
Date Incorporated: December 20, 2016

Terms:

Equity

Offering Minimum: $9,999.08 | 533 shares of Preferred Stock
Offering Maximum: $1,069,995.36 | 57,036 shares of Preferred Stock
Type of Security Offered: Preferred Stock
Purchase Price of Security Offered: $18.76
Minimum Investment Amount (per investor): $450.24

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 24 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 72 hours and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive an additional 5% bonus shares.

Amount-Based

$500+

Avimesa 10W Solar Travel Charger— perfect for all smartphones.

$1,000+

Avimesa 40W Folding Solar Charger — perfect for laptops in the field.

$1,500+

Avimesa 40W Folding Solar Charger and join the Avimesa Launch Party at Mission Bay Yacht Club!

$3,500+

Avimesa comes to you and installs an Avimesa Solar Field Hub and six sensors (travel expense not included).

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Avimesa will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $18.76 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $1,876. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Avimesa, a California C-corporation, is an Internet of Things provider of hardware, software, and cloud services. Revenue for the company revolves around recurring charges for use of the company's cloud services.

The target market for the company is generally classified as working yards. These yards range from schoolyards to lumberyards to paper mills to shipping ports to power collectives and many more.

Competitors and Industry

The Industrial (i.e. non-consumer) Internet of Things (IoT) market is virtually every company that makes things. Many of these companies like seaports, meat farms, and mills have been in business far before the advent of modern electronics and are often not aware of how in-field sensors can dramatically improve access and often times value of remote assets and operations.

Large companies like AWS have entered the market in both a horizontal fashion (i.e. hosting) and verticalized to meet predictive maintenance needs. Others, such as smaller providers like Rigado and Radius have focused on niche areas with Radius curbside technology being a great example.

Avimesa focuses on companies that have working yards that can take advantage of Avimesa's unique wide-area coverage, high-end sensor availability, and solar options.

Current Stage and Roadmap

Avimesa completed its major cloud and edge API and system development in Q1 of 2020 and launched a nine-month system test along with Master Var Partner Tako, Inc. In Q3 of 2020, the company evaluated its results and developed a three-year roadmap with the first deliverable(s) being brought to market in Q4 of 2021. Prototypes of the new flagship Avimesa, Live Starter Kit, and an associated Avimesa 1000 Solar Field Unit have been installed and are in testing at major accounts.

In Q4 of 2021, Avimesa plans to launch a multi-million "A/B" marketing campaign to bring its products to market with working yards as the initial target. Because of the unique combination of high-end sensors, wide-area access, and solar options, Avimesa believes that it has a sustainable competitive advantage in working yards.

The Team

Officers and Directors

Name: Jacob Fields

Jacob Fields's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December 23, 2016 - Present
  Responsibilities: Board of Directors. No salary. No options.

Other business experience in the past three years:

- **Employer:** Treeline Interactive, Inc.
  Title: CEO
  Dates of Service: December 04, 2004 - Present
  Responsibilities: CEO

Other business experience in the past three years:

- **Employer:** Platform Science, Inc.
  Title: CTO
  Dates of Service: January 02, 2014 - Present
  Responsibilities: CTO

Other business experience in the past three years:

- **Employer:** PAB Advisory Board (Samsung)
  Title: Board member
  Dates of Service: October 01, 2019 - Present
  Responsibilities: Advisory Only

Other business experience in the past three years:

- **Employer:** Blockchain in Transport Alliance (BiTA)
  Title: Chairman
  Dates of Service: February 01, 2018 - Present
  Responsibilities: Run think tank.

Name: Joseph Austin

Joseph Austin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: December 20, 2016 - Present
  Responsibilities: Executive management. $144k/yr. Stock options.

- **Position:** Chairman
  Dates of Service: December 20, 2016 - Present
  Responsibilities: Set board agenda

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford

the loss of their entire investment. Furthermore, the purchase of any of the Preferred Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any preferred equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Preferred Stock n the amount of up to approximately $1,07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought,

it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Series A Preferred Stock. In addition, if we need to raise more equity capital from the sale of Preferred Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's

control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Avimesa Corporation was formed on 12/20/2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Avimesa Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Avimesa.Live Starter Kit is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service of Avimesa Corporation in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Avimes Corporation could harm our reputation and materially negatively impact our financial condition and business.

Customer expectations are unknown.

Because a large number of things monitored by Avimesa have not been monitored before, there is no past customer experience for context. While Avimesa may deliver data that is factually correct, its context is unknown because the customer has not previously had that data point.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Joseph Austin	375,000	Common Stock	75.0

The Company's Securities

The Company has authorized Common Stock, Preferred Series A Warrants, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 57,036 of Preferred Stock.

Common Stock

The amount of security authorized is 1,000,000 with a total of 500,000 outstanding.

Voting Rights

Standard common voting shares to vote for directors, actions of equity, etc.

Material Rights

The number of outstanding shares of Common Stock (500,000) includes 250,000 shares of Common Stock and 250,000 shares of Common Stock Options.

Preferred Series A Warrants

The amount of securities outstanding is 42,724.

Material Rights

1 to 1 Liquidation Preference.

Preferred Stock

The amount of security authorized is 1,000,000 with a total of 106,810 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

1 to 1 Liquidation Preference. In the event of any Liquidation (as defined below), either voluntary or involuntary, the holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of the proceeds of such

liquidation.

What it means to be a minority holder

As a minority holder of Preferred stock in the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,603,125.00
  Use of proceeds: Development.
  Date: July 12, 2021
  Offering exemption relied upon: Reg D

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2020 was $81,756, about flat compared to fiscal year 2019 revenue of $108,078. Avimesa has been in a development mode since its inception and the revenue in both 2020 and 2019 was predominantly from our Master Var partner, Tako, Inc.

Cost of sales

Cost of sales in 2020 was $8,975, a decrease of $28,614, from costs of $37,589 in fiscal year 2019. Virtually all of our cost of sales are attributable to hardware sales to Tako, Inc. The reduction is largely due to Tako having sufficient inventory in 2020.

Gross margins

Our gross margins for 2019 and 2020 are virtually the same because Avimesa charges Tako, Inc. a markup over its costs. Since Tako, Inc. is currently our main distribution partner, we are not likely to experience a change in percentages until we bring on new distributors.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of our cloud infrastructure Expenses in 2020 decreased by $86,162 from 2019 largely because of Covid 19's impact on the company's ability to raise money to cover operating costs and so costs were cut.

Historical results and cash flows:

The revenue generated to date can be attributed to pilot and test customers primarily gained through our Master VAR, Tako, Inc. There was no real marketing effort as it was our testing phase of product development. Because the company is in an early marketing stage, historical results are not indicative of future results.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has cash reserves and committed new cash (predominately from Tako, Inc.) to cover operations through Dec 2021. Additionally, the company has set aside an additional $10k in cash to fund the paid marketing for the StartEngine CF campaign. The company intends to invest early releases of funds in more paid marketing.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical to our company operations. Series A is our next step in corporate growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary for our viability. We have other sources of funding and plan to spend more than 50% of the new funds on marketing. The hope is to use the proceeds of this raise to grow and expand our brand and awareness in order to build up our customer base.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Taken by itself, raising the minimum would only enable us to operate for less than a month, but we believe we have a variety of funding and customer options to operate the company into the foreseeable future. Proceeds from Series A will be used for growth.

How long will you be able to operate the company if you raise your maximum funding goal?

Raising the maximum and using that funding exclusively will allow us to operate for 6 months, but we believe we have financial resources and customer options to operate the company into the foreseeable future. New cash from Series A will be used for growth.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes. We are working on closing some major new contracts in the area of vacuum pump monitoring. The technology for this seperate development was financed by the Avimesa CEO and is ready to deploy.

Indebtedness

Related Party Transactions

- **Name of Entity:** Jacob Fields
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Owner and CEO of Treeline Interactive, Inc. Avimesa currently pays Treeline Interactive $1,700 per month office rent.
  Material Terms: 30 days in advance notice of lease termination.

- **Name of Entity:** Joseph Austin
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Loans to Joseph Austin in the amount of approximately $148,705.
  Material Terms: The bulk of the machining equipment and tools at Avimesa are owned by Mr. Austin. It is the main collateral for the loans.

Valuation

Pre-Money Valuation: $12,185,257.84

Valuation Details:

Several companies on StartEngine including IX Water ($13.1M valuation) are at a similar development stage with technology ready to go, patents pending, and marketing as the next steps for the company. Additionally, the board decided that the new StartEngine investors should get the same class of preferred stock as the existing investors in Avimesa.

Additionally, at the ~$12M pre-money valuation, on a fully diluted basis, the existing preferred investors, plus the associated warrants, combined with the new Reg CF (StartEngine) investors, will have a ~29% Series A position in the company. This is a greater percentage than many online blogs (e.g. huntclub.com, quora.com, techcrunch.com, etc. are reporting for Series A percentages).

The total number of shares outstanding on a fully diluted basis, 649,534 shares, includes 500,000 shares of Common Stock (which includes 250,000 shares of Common Stock Options, 106,810 shares of Preferred Series A Stock, and 42,724 Preferred Series A Warrants.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.08 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  A/B Marketing. In this process we segment the market using NAICS codes and send a sample unit to 35 prospects for each qualified code. This will enable to focus our sales on working yards that have the highest initial response.

- *Inventory*
  5.0%
  While customers can buy gateways and beacons separately for self installation of Avimesa technology, many customers require pre-configured units. Avimesa must maintain an inventory of the most popular configurations.

- *Legal & further review.*
  4.0%
  In addition to proceeding with the financial review to the next level of audit so that Avimesa can do larger offerings on StartEngine, the company also has the typical contract needs of technology companies. For example, End User License Agreements and other customer facing documents need to be updated.

- *Working Capital*
  37.5%

The company needs to further develop its packaging, provisioning, and supports systems to meet the needs of the A/B marketing system. Additionally, the company, as with most technology companies, has a backlog of bug fixes and feature improvements that are ongoing.

If we raise the over allotment amount of $1,069,995.36, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Cashflow*
  37.5%
  At the maximum funding level the company will be able to fully engage on its A/B NAICS targeted test marketing. This activity is both a large consumer of cash and cashflow because of the manufacturing and assembly of the hardware sent out in the marketing mailings.

- *Marketing*
  50.0%
  Avimesa will be sending out more than 200 "Starter Kits" per month as part of its A/B NAICS marketing strategy. The marketing strategy requires development support to turn around feature requests. Other marketing is traditional news releases, trade shows, etc.

- *Operations*
  9.0%
  Avimesa is a 24/7/365 business that involves hardware. To meet the anticipated increase in tech support, Avimesa is upgrading its internal systems and services.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 19 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.avimesa.com/ (avimesa.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/avimesa

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Avimesa Corporation

[See attached]

Avimesa Corporation (the "Company") a California Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Avimesa, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 24, 2021

Vincenzo Mongio

Avimesa Corporation
Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	3,491	133,007
Accounts Receivable	7,144	-
Inventory	8,469	9,463
Prepaid Expenses	4,214	-
Due from Investors	3,150	-
Due From **Related Parties**	148,705	142,271
Employee Advance	8,151	-
Total Current Assets	183,324	284,741
Non-current Assets		
Intangible Assets: License & Patent, net of Accumulated Depreciation	3,668	4,001
Total Non-Current Assets	3,668	4,001
TOTAL ASSETS	186,992	288,742
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	19,854	19,854
Payroll Tax Payable	10,826	-
Total Current Liabilities	30,680	19,854
Long-term Liabilities		
Convertible Notes Payable	284,604	120,913
Total Long-Term Liabilities	284,604	120,913
TOTAL LIABILITIES	315,284	140,767
EQUITY		
Common Stock	1	1
Stock Subscription Receivable	(30,250)	-
Additional Paid in Capital	1,499,449	1,306,199
Accumulated Deficit	(1,597,492)	(1,158,225)
Total Equity	(128,292)	147,975
TOTAL LIABILITIES AND EQUITY	186,992	288,742

Avimesa Coporation

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	81,756	108,078
Cost of Revenue	8,975	37,589
Gross Profit	72,781	70,489
Operating Expenses		
Rent	20,400	33,500
Insurance	13,636	11,018
Computer Hosting, Software and Online Service	31,163	62,740
Advertising and Marketing	2,809	33,234
General and Administrative	53,747	62,003
Professional Fees	6,647	101,901
Wages	265,093	170,975
Amortization	333	333
Depreciation	-	4,286
Total Operating Expenses	393,828	479,990
Operating Income (loss)	(321,047)	(409,501)
Other Income		
SBA Grant	46,471	-
Total Other Income	46,471	
Other Expense		
Interest Expense	163,691	120,913
Other	1,000	-
Total Other Expense	164,691	120,913
Net Income (loss)	(439,267)	(530,414)

Avimesa Corporation

Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income (Loss)	(439,267)	(530,414)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	4,286
Amortization	333	333
Accounts Payable	-	19,853
Accounts Receivable	(7,144)	-
Inventory	994	-
Prepaid Expenses	(4,214)	-
Due From Investors	(3,150)	-
Due From **Related Party**	(6,434)	(23,395)
Employee Advances	(8,151)	-
Payroll Tax Liability - CAREs Act Defferal	10,827	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(16,939)	1,077
Net Cash provided by (used in) Operating Activities	(456,206)	(529,337)
INVESTING ACTIVITIES		
Furniture & Fixtures	-	4,286
Net Cash provided by (used by) Investing Activities	-	4,286
FINANCING ACTIVITIES		
Issuance of Common Stock	163,000	511,200
Proceeds from issuance of Convertible Notes	163,690	-
Net Cash provided by (used in) Financing Activities	326,690	511,200
Cash at the beginning of period	133,007	146,858
Net Cash increase (decrease) for period	(129,516)	(13,851)
Cash at end of period	3,491	133,007

Avimesa Corporation

Statement of Changes in Shareholder Equity

	Common Stock					
	# of Shares Amount	**$ Amount**	**APIC**	**Stock Subscription Receivable**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/19	79,500	1	794,999	-	(627,811)	167,189
Issuance of Common Stock	39,164	-	511,200	-	-	511,200
Additional Paid in Capital	-	-	-	-	-	-
Net Income (Loss)	-		-	-	(530,414)	(530,414)
Ending Balance 12/31/2019	118,664	1	1,306,199	-	(1,158,225)	147,975
Issuance of Common Stock	11,072	-	193,250	(30,250)	-	163,000
Additional Paid in Capital	-	-	-	-	-	-
Net Income (Loss)	-		-	-	(439,267)	(439,267)
Ending Balance 12/31/2020	129,736	1	1,499,449	(30,250)	(1,597,492)	(128,292)

Avimesa, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Avimesa Corporation ("the Company") was formed in California on December 20th, 2016. The company earns its revenue primarily by selling products and services related to its Industrial Internet of Things (IIoT) Cloud. The Company is located in San Diego, California and has sells its products and services worldwide.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentrations in Revenue from Customers

The Company's revenue in 2020 is comprised of approximately $54,000 or 57% in one customer. This customer provides the Company with access to a diverse range of customers within their portfolio.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues by selling a cloud sensor monitoring service to industrial customers. For larger customers, payment is generally paid one month in advance to gain a discount. For smaller customers, their credit is charged when services used hit a pre-determined threshold. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period. Revenue is recognized over the life of the subscription as the performance obligation is fulfilled.

Additionally, the Company sells hardware at a low margin on a cash in advance basis. The primary use of the hardware is to access the Company's cloud sensor monitoring. The Company's performance obligation for hardware sales is shipment to the customer. Once shipped, revenue is recognized, and the obligation is fulfilled.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the year ended December 31st, 2020, the Company had outstanding accounts receivable of approximately $149,000. The balance is non-interest bearing and due on demand. The Company pays $20,400 per year in rent to a Company owned by one of the Company's owners. Rent is due at the beginning of each month and is cancellable with a 30-day notice.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 10%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2020 to 2021. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

The Company has 54,964 warrants that will be issued contingent upon a series A funding.

NOTE 6 – EQUITY

The Company has authorized 1,000,000 common shares and 1,000,000 preferred shares of which 10,000 common shares were issued and outstanding as of 2019 and 2020, respectively.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

The Company has 10,000 options that will be issued contingent upon a series A funding.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 24, 2021, the date these financial statements were available to be issued.

The Company issued $1,603,000 in convertible notes accruing interest at 10% and due on demand.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Avimesa

Industrial IoT Platform


Industrial Internet of Things
3.6
38.9

Website | San Diego, CA | TECHNOLOGY

$0.00 raised

0 Investors	**$12.2M** Valuation
$18.76 Price per Share	**$450.24** Min. Investment
Preferred Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Avimesa's Industrial Internet of Things (IIoT) platform simplifies the process of connecting thousands of inexpensive off-the-shelf sensors from hundreds of suppliers to remotely monitor Things over the internet. You don't have to connect just digital Things. Non-digital Things can be connected to the Avimesa cloud too — use movement, temperature, force, radar, pollution, humidity, flow, and thousands of other low-power sensors to gain business intelligence on almost anything. Because Avimesa technology is based on a unique combination of Bluetooth, WiFi, and LTE, it is out-of-the-box ready to cover multiple acres of space with cloud-connected sensors. Installation is as easy as setting up an Amazon Echo, and its easy-to-use interface comes with a complete graphing, alert, and notification system that can be used by anyone who knows how to use an Internet browser.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- We have already raised $1.6 million in seed money which has funded a complete Industrial IoT solution which includes a cloud-based application, for device management and data visualization
- The Industrial IoT market is estimated be worth $263.4 Billion by 2027 and we believe focusing on simplifying for putting sensors on Things presents a massive opportunity.
- We are an experienced team of tech professionals and serial entrepreneurs with a vision to simplify Industrial IoT.

OVERVIEW

Avimesa makes putting sensors on Things easy — even over acres of coverage!

We focus on industrial customers who have working yards. A working yard is anything from a shipping port, to railroad yards, to farms, to school yards, to parks, rare lumber yards, waste, and water treatment facilities. All ***Things*** (like in Internet of ***Things***) have something to say, even if they are not digital. For example, a gate moves, water flows, air has different pressure (and so does water), chemicals react, and moving Things like motors change speed, power, and vibration. Most Things have some aspect that can be measured, and Avimesa is designed to keep track of all of those variables. Inexpensive sensors on Things can be placed over acres or just a few square feet. Better yet, Avimesa is fully self-sufficient and can optionally get power from the sun and Internet from LTE. Even if there isn't a readily available power source in your field, Avimesa can connect to a network.

Avimesa works with thousands of different types of sensors that can be used for security, business intelligence, usage graphing, cost savings, notifications, early warning alerts, and routing personnel to Things in need of attention, just to name a few. Customers also have the benefit of receiving 2,000 free monthly readings as well as free technical support.



Corporate Book Geofence
Optional Water Quality
After Hours Gate Access
Boat Crane Movement
Golf Cart Geofence
Kitchen Deep Freeze
Chandlery Air Quality
Tag / Beacon
Bluetooth LE (BLE) Peripheral
Avimesa 1000
Optional Avimesa 1000 with Nitrate Sensor
Avimesa Gadget
"Swiss Army Knife" of an Industrial IoT Gateway

Things To Monitor

vibration

power

liquid flow

light

temperature

people & equipment

THE PROBLEM

Businesses can't innovate and solve 21st century problems with 20th century technology and techniques

While working yards come in an array of shapes and sizes, their one commonality is that they have an abundance of moving parts. With all of these moving parts, it can be easy to lose track of Things and even personnel, which can negatively impact performance and even threaten the safety of workers. Most current working yards haven't had the necessary technological overhauls needed to modernize their solutions. If industrial yards are to thrive in the modern era, they are going to need modern solutions.

Is the cooling system in the equipment room blowing the right temperature? Have the medications in the deep freezer been kept at the proper temperature? Are you aware of any flooding in underground facilities? These are just a few of the near infinite questions yard managers need to keep up with if they are going to work efficiently.


What are the ground pressure and gases in your oil field?
How fast is the air moving in the HVAC duct system?
Are the air quality levels acceptable in the workshop?
What are the current hours of service for the heavy equipment rentals?
Why did power consumption double last month?
Are the battery backup for solar charged enough for the next hurricane?
What is the speed of the conveyor belt?
Is the specific gravity in your craft beer maintained at the proper level?

THE SOLUTION

A platform that monitors all your *Things*



We built an Industrial IoT platform that makes it easy to use existing high-end industrial sensors and inexpensive Bluetooth sensors. Our platform immediately allows businesses to increase awareness of their business with a small, low-cost deployment and quickly scale to their entire facility. And, while the value of business intelligence is immediate, it actually appreciates in value as more historical data is stored over time.


Avimesa.Live
Our real-time, hosted industrial IoT application lets you monitor your sensor data, set up SMS & email alerts, and more


3.6
71.7
38.9
56.2
5.7
83.1

With Avimesa, customers can easily set up alarms for user-configurable thresholds to notify you of any potential mishaps. Freezer temperature too high? Send a message to a group of admins through our platform. Entry gate stuck open? Trigger an alert and get it fixed. In addition, Avimesa's API allows developers to build custom IoT applications without having to build their own IoT backend.


Avimesa Live
Devices › A New Device › Add new alert
Built-In Alerting
Set conditional logic to trigger email alerts for any channel on your devices.

Avimesa simplifies remote monitoring for industrial customers by providing a plug-and-play setup of sensors, hardware, and application. A customer orders a starter kit specific to their industry. Setup is as easy as an Amazon Echo, and in just a few minutes, customers are able to monitor their assets with a customizable dashboard in the Avimesa.live web app.


Setup Is As Easy As An Amazon Echo

We offer a monthly, subscription-based recurring revenue with base monthly charges for the number of Avimesa Gadgets (gateways) running at a customer site. Additional fees are charged for higher sampling rates (up to multiple times per minute) and professional services are available for enterprise level customers.

OUR TRACTION

Small victories pave a road to massive success

We have achieved a stout $1.6 million in seed funding which has allowed us to develop a complete IoT solution, including complete cloud and provisioning infrastructure and a browser-based application called Avimesa.Live.


$1.6 Million
in seed funding received

We completed primary product development in January 2020 with a variety of test customers throughout 2021 including working farms, semiconductor manufacturing, and a four acre multi-use yacht club with a marina and private beach. The provisioning and perimeter aware and advanced BLE enhancements that make the Avimesa.Live Starter Kit possible just recently reached beta development status.


Test Customers
working farms, a semiconductor,
and marinas

THE MARKET

One solution for a multitude of industries

The Industrial IoT market is heading to $263.4 billion by 2027, and Avimesa is well on its way to claiming a stake of this massive industry (Source).


Industrial IoT Market Revenue
$123.89B
2015
2016
2017
2018
2019
2020
2021

There are many factors that prevent the modernization of industrial facilities such as availability of power, harsh environments, accessibility, network, and personnel issues. These obstacles can make installing existing IoT solutions even more expensive and complex than they already are. Avimesa, however, was created specifically with flexibility in mind so we could scale our platform to virtually any type of industry. We offer a remote monitoring solution that can be set up in minutes, with hardware that can be powered by a small solar panel if power isn't readily available.

Solar is important to many industrial customers.



- Up to 16 BLE Sensors
- 7 Analog Sensors
- 1-acre Coverage for BLE Sensors
(100m Reach)
- 500m Reach for Wired Sensors
- 35,000 mAh Lithium Ion Battery
Motion
Humidity
Temperature
BLE
LTE
Avimesa 1000
Solar Field Hub
7 x 4-20mA Ports
2 x USB-C/PD Ports
5 - 18V Output at 40 watts
2 x USB-C Ports
Nitrate
Water Flow
Water Temperature
Example 4-20mA Sensors



An Easy To Use Solution
Our remote monitoring solution can be set up in minutes, with hardware that can be powered by a small solar panel.
AVIMESA

This flexibility allows us to measure virtually any variable in virtually any facility and working yards. We work with sensors that can monitor vibration, power, liquid flow, volumetric moisture, light, temperature, motion, force, radar, pollution, and much more. Even better, we have developed technology to tag people and equipment if they have entered or exited a geofenced area. We are committed to bringing industrial businesses into the modern age, and our innovative and cost-effective platform will accomplish that goal.

Industrial businesses come in all shapes and sizes but share the characteristic that they can be large, diversified, and have obstacles. Even if a site does not have power or internet, Avimesa can drop-in an inexpensive plug-and-play solar field unit to power its platform. Avimesa can combine low-cost BLE sensors/tags with high-end industrial loop sensors in a mixed-use solar powered environment. Plus, Avimesa's Industrial Starter Kits provide a quick and painless way for customers to test out the actual Avimesa system that can be scaled to their needs.

WHY INVEST

We are the future of Industrial IoTs

Avimesa aims to be the gold standard in Industrial IoT, particularly for working yards. We have the scalability, the technology, and the leadership to be the number one player in our field. In the digital age, information is the currency of the realm, and our platform can provide customers with real-time information for every Thing in their facility. By investing in Avimesa, you are investing in the backbone of tomorrow's industry.

By Investing In Avimesa, You Are Investing In The Backbone Of Tomorrow's Industry.

Meet Our Team



Joe Austin

CEO/Co-Founder

Joe, one of the first C programmers, is an expert in making complex technology accessible. In a former role, he was CEO of Miva, a stronghold in e-commerce, where he grew sales using a unique bundle strategy that fueled retail / bizdev deal flow. In his career Joe has held executive roles in finance, aerospace, storage, print, e-commerce, agency, and now Industrial IoT.



Jake Fields

Director/Co-Founder

Jake Fields is a leader in engineering, product development and IoT innovation. He helps large corporations radically reinvent themselves, while fostering a supportive structure to bring products to market.

Offering Summary

Company	:	Avimesa Corporation
Corporate Address	:	3725 Mission Blvd., San Diego, CA 92109
Offering Minimum	:	$9,999.08
Offering Maximum	:	$1,069,995.36
Minimum Investment Amount (per investor)	:	$450.24

Terms

Offering Type	:	Equity
Security Name	:	Preferred Stock
Minimum Number of Shares Offered	:	533
Maximum Number of Shares Offered	:	57,036
Price per Share	:	$18.76
Pre-Money Valuation	:	$12,185,257.84

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 24 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 72 hours and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive an additional 5% bonus shares.

Amount-Based

$500+

Avimesa 10W Solar Travel Charger— perfect for all smartphones.

$1,000+

Avimesa 40W Folding Solar Charger — perfect for laptops in the field.

$1,500+

Avimesa 40W Folding Solar Charger and join the Avimesa Launch Party at Mission Bay Yacht Club!

$3,500+

Avimesa comes to you and installs an Avimesa Solar Field Hub and six sensors (travel expense not included).

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Avimesa will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $18.76 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $1,876. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The future we're entering is one of more technology, not less, more data, not less.

Our company, Avimesa, is an Industrial Internet Of Things platform that brings monitoring and business intelligence into the 21st century by adding sensors to their digital and non-digital Things.

The Industrial IOT technology we've developed lets anyTHING connect to the internet -- even if it is just a slab of wood on a hinge. We also work with digital sensors for advanced readings. Our clients have questions like, "Is the forklift unattended while the bay door is open? What's the turbidity of the wastewater from the paper mill? Is the gate opening after hours while the guard is on her rounds?

These and many other questions are answered with alerts, notifications, and database graphing all within the Avimesa Industrial Things Superstructure.

Opportunities go unnoticed without monitoring all of the important Things in a business. Without monitoring Things a business can't innovate and solve problems with 21st-century technology and techniques.

The market for Industrial IoT is enormous and growing fast. Currently, it is estimated to reach over $263.4 Billion by 2027. *Source: Meticulous Market Research Pvt. Ltd.*

In around 15 minutes anyone can install Avimesa on virtually anyThing and immediately improve their outlook of their opportunities, efficiencies, security, and value.

It's our goal to become the world's easiest to install and scale industrial IOT solution.

Avimesa's tech connects with over a thousand sensor types already in use across industries.

Every business is different so we built in the ability to create customized data dashboards, graphs, along with setting alerts and notifications.

No access to electrical power? No problem. The Avimesa Solar Field Unit can deliver solar-powered LTE, BLE, and WiFi.

In 2020, we closed out a successful 1.6M seed round, and began testing our products with clients.

Our team is composed of experienced technologists who are being led by someone who has built and scaled companies before.

With Avimesa's tech, we believe companies will be able to survive in the landscape of tomorrow armed with the information they need to thrive.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.